UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-22313

AmeriPath, Inc.

(Exact name of registrant as specified in its charter)

7289 Garden Road, Suite 200, Riviera Beach, Florida 33404

(Address, including zip code of registrant’s
principal executive offices)

(561) 845-1850

(Telephone number of registrant)

Common Stock, par value $.01 per share, with attached Rights to purchase Series A Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One. (Pursuant to an Agreement and Plan of Merger, dated as of December 8, 2002, the registrant became a wholly-owned subsidiary of AmeriPath Holdings, Inc. (f/k/a Amy Holding Company))

Pursuant to the requirements of the Securities Exchange Act of 1934, AmeriPath, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2003	AMERIPATH, INC.

By: /s/ Gregory A. Marsh Gregory A. Marsh Vice President and Chief Financial Officer